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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No.)*


                        West Pharmaceutical Services Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   955306-105
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                                 (CUSIP Number)

                                 March 31, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)
          [_]  Rule 13d-(c)
          [_]  Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  955306-105
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilmington Trust Corporation

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [X]
       (b)  [_]

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware corporation

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 NUMBER OF        5.   SOLE VOTING POWER             439,620
 SHARES           --------------------------------------------------------------
 BENEFICIALLY     6.   SHARED VOTING POWER           481,358
 OWNED BY         --------------------------------------------------------------
 EACH             7.   SOLE DISPOSITIVE POWER        439,620
 REPORTING        --------------------------------------------------------------
 PERSON           8.   SHARED DISPOSITIVE POWER      481,358
    WITH:
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 920,978

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [_]         N/A

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 6.3%

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12.  TYPE OF REPORTING PERSON

                 HC

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

CUSIP No.   955306-105
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilmington Trust Company

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [X]
       (b)  [_]

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware banking corporation

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 NUMBER OF        5.   SOLE VOTING POWER                  0
 SHARES           --------------------------------------------------------------
 BENEFICIALLY     6.   SHARED VOTING POWER           13,958
 OWNED BY         --------------------------------------------------------------
 EACH             7.   SOLE DISPOSITIVE POWER             0
 REPORTING        --------------------------------------------------------------
 PERSON           8.   SHARED DISPOSITIVE POWER      13,958
    WITH:
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 13,958

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [_]         N/A

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 .1%

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12.  TYPE OF REPORTING PERSON*

                 BK

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CUSIP No.      955306-105
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilmington Trust of Pennsylvania

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [X]
       (b)  [_]

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania banking corporation

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 NUMBER OF        5.   SOLE VOTING POWER               439,620
 SHARES           --------------------------------------------------------------
 BENEFICIALLY     6.   SHARED VOTING POWER             467,400
 OWNED BY         --------------------------------------------------------------
 EACH             7.   SOLE DISPOSITIVE POWER          439,620
 REPORTING        --------------------------------------------------------------
 PERSON           8.   SHARED DISPOSITIVE POWER        467,400
 WITH:
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 907,020

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [_]         N/A

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 6.3%

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12.  TYPE OF REPORTING PERSON*

                 BK

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


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Item 1(a).  Name of Issuer:

            West Pharmaceutical Services Inc.

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Item 1(b).  Address of Issuer's Principal Executive Offices:

            101 Gordon Drive
            Lionville, PA 19341-0645

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Item 2(a).  Name of Person Filing:

            Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust of Pennsylvania

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Item 2(b).  Address of Principal Business Office, or if None, Residence:

            1100 North Market Street
            Wilmington, DE  19890

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Item 2(c).  Citizenship:

Wilmington Trust Corporation is a Delaware corporation;
Wilmington Trust Company is a Delaware banking corporation; and Wilmington Trust of Pennsylvania is a Pennsylvania banking corporation.

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Item 2(d).  Title of Class of Securities:

            Common Stock

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Item 2(e).  CUSIP Number:

                                   955306-105

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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

(a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

(b)  [X]  Bank as defined in Section 3(a)(6) of the Exchange Act.


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CUSIP No.   955306-105

         Wilmington Trust Company and Wilmington
         Trust of Pennsylvania are each Banks and are each direct, wholly-owned subsidiaries of Wilmington Trust Corporation.

(c)      [_]      Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

(d)      [_]      Investment company registered under Section 8 of the
                  Investment Company Act.

(e)      [_]      An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

(f)      [_]      An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

(g)      [X]      A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

         Wilmington Trust Corporation is a Parent Holding Company.

(h)      [_]      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

(i)      [_]      A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;

(j)      [X]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust of Pennsylvania are a Group.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          Wilmington Trust Corporation:  920,978 shares
          Wilmington Trust Company: 13,958 shares
          Wilmington Trust of Pennsylvania: 907,020 shares

     (b)  Percent of class:

          Wilmington Trust Corporation:     6.3%
          Wilmington Trust Company:         0.1%
          Wilmington Trust of Pennsylvania: 6.3%

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     (c)  Number of shares as to which Wilmington Trust Corporation has:

          (i)    Sole power to vote or to direct the vote 439,620 shares

          (ii)   Shared power to vote or to direct the vote 481,358 shares

          (iii) Sole power to dispose or to direct the disposition of 439,620 shares

          (iv) Shared power to dispose or to direct the disposition of 481,358 shares

     Number of shares as to which Wilmington Trust Company has:

          (i)    Sole power to vote or to direct the vote 0 shares

          (ii)   Shared power to vote or to direct the vote 13,958 shares

          (iii)  Sole power to dispose or to direct the disposition of 0 shares

          (iv) Shared power to dispose or to direct the disposition of 13,958 shares

     Number of shares as to which Wilmington Trust of Pennsylvania has:

          (i)    Sole power to vote or to direct the vote 439,620 shares

          (ii)   Shared power to vote or to direct the vote 467,400 shares

          (iii) Sole power to dispose or to direct the disposition of 439,620 shares

          (iv) Shared power to dispose or to direct the disposition of 467,400 shares

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Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company.

         Wilmington Trust Company:          BK
         Wilmington Trust of Pennsylvania:  BK

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Item 8.  Identification and Classification of Members of the Group.

         Wilmington Trust Corporation:      HC
         Wilmington Trust Company:          BK
         Wilmington Trust of Pennsylvania:  BK

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Item 9.  Notice of Dissolution of Group.

         Not applicable.

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Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2002

                           By: /s/ Michael A. DiGregorio
                           -------------------------
                           Michael A. DiGregorio
                           Vice President
                           WILMINGTON TRUST CORPORATION
                           WILMINGTON TRUST COMPANY
                           WILMINGTON TRUST FSB
                           WILMINGTON TRUST OF PENNSYLVANIA


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).